SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.

                          FORM U-3A-2

         Statement by Holding Company Claiming Exemption
          Under Rule U-3A-2 from the Provisions of the
           Public Utility Holding Company Act of 1935


             To Be Filed Annually Prior to March 1

                        FIRSTENERGY CORP.

hereby files with the Securities and Exchange Commission
(Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public
Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

     FirstEnergy Corp. (FirstEnergy) was organized under the laws of the State of Ohio in 1996. The principal executive offices of FirstEnergy are located in Akron, Ohio. FirstEnergy is a holding company within the meaning of Section 2(a)(7) of the Public Utility Holding Company Act of 1935 (1935 Act).

     FirstEnergy's principal business is the holding of all of the outstanding common stock of the following eight direct subsidiaries: (i) Ohio Edison Company (Ohio Edison), (ii) The Cleveland Electric Illuminating Company (Cleveland Electric),
(iii) The Toledo Edison Company (Toledo Edison); (iv) Centerior Service Company; (v) Centerior Properties Company; (vi) Centerior Enterprises Corporation; (vii) Market Responsive Energy, Inc.; and (viii) FirstEnergy Securities Transfer Company.

OHIO EDISON
-----------

     Ohio Edison was organized under the laws of the State of Ohio in 1930 and is both a public utility and a public utility holding company which is exempt from regulation by the Commission under the 1935 Act (except for Section 9(a)(2) thereof) because it is predominantly a public utility company whose operations as such do not extend beyond the State of Ohio and contiguous states. See Ohio Edison Company, Holding Co. Act Release No. 21019 (April 26, 1979). Ohio Edison furnishes electric service to communities in a 7,500 square mile area of central and northeastern Ohio. Ohio Edison also provides transmission services and electric energy for resale to certain municipalities in its service area and transmission services to certain rural cooperatives. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison also engages in the sale, purchase and interchange of electric energy with other electric companies. The area it serves has a population of approximately 2,543,000. During the twelve months ended December 31, 1997, the principal source of Ohio Edison's operating revenues was derived from the sale of electricity.

     OHIO EDISON SUBSIDIARIES - PENNSYLVANIA POWER COMPANY
     -----------------------------------------------------

     Ohio Edison owns all of the Common Stock of Pennsylvania Power Company (Penn Power). Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania. Penn Power also provides transmission services and electric energy for resale to certain municipalities in Pennsylvania. The area served by Penn Power has a population of approximately 344,000. During the twelve months ended December 31, 1997, the principal source of Penn Power's operating revenues was derived from the sale of electricity.

     OVEC and IKEC
     -------------

     Ohio Edison owns directly 16.5% of the Common Stock of Ohio Valley Electric Corporation, an Ohio corporation (OVEC). Similarly, Toledo Edison owns directly 4% of the Common Stock of OVEC, resulting in an indirect ownership of 20.5% of OVEC by FirstEnergy. OVEC, in turn, owns all of the Common Stock of Indiana-Kentucky Electric Corporation (IKEC). OVEC is a public utility company organized under the laws of Ohio in 1952. On the same date, IKEC was organized under the laws of Indiana. The two companies were formed by 15 independent investor-owned public utilities (including Ohio Edison, Penn Power, and Toledo Edison), furnishing electric service in the Ohio River Valley for the purpose of providing the large electric power requirements projected for the major uranium enrichment complex near Portsmouth, Ohio, then being built by the Atomic Energy Commission, the predecessor to the Department of Energy (DOE).

     OHIO EDISON SUBSIDIARIES - OTHER
     --------------------------------

     In addition to Penn Power, Ohio Edison has eight other wholly-owned subsidiaries: (i) OES Capital, Incorporated, organized under the laws of the State of Ohio; (ii) OES Fuel, Incorporated, organized under the laws of the State of Ohio;
(iii) OES Finance, Incorporated, organized under the laws of the State of Ohio; (iv) Ohio Edison Financing Trust, organized under the laws of the State of Delaware; (v) Ohio Edison Financing Trust II, organized under the laws of the State of Delaware; (vi) OES Nuclear, Incorporated, organized under the laws of the State of Ohio; (vii) OES Ventures, Incorporated, organized under the laws of the State of Ohio; and (viii) FirstEnergy Services Corp., organized under the laws of the State of Ohio. These subsidiaries manage and finance nuclear fuel for Ohio Edison and Penn Power, finance certain electric accounts receivable, provide structures for investment in energy-related projects and the raising of capital by Ohio Edison, finance and manage business opportunities not directly related to the provision of electric service, or provide other energy-related products and services. FirstEnergy Services Corp. includes two subsidiaries, Roth Bros., Inc. and RPC Mechanical Inc. who are providers of engineered heating, ventilation and air-conditioning equipment, and energy management and control systems. OES Ventures, Incorporated is part owner of three limited liability companies which own or apply technologies for the production of gypsum products and one limited liability company that owns facilities for the transloading of bulk materials on the Ohio River. These companies, all of which are organized under the laws of the State of Ohio, are Eastroc LLC; Eastroc Technologies LLC; Engineered Processes, Ltd. and Warrenton River Terminal, Ltd. OES Ventures also has two other subsidiaries, both of which are organized in Ohio; COMSE Energy Managers Inc. (provides energy efficiency planning) and Millennium Fuel Services, Ltd. (provides fuel management services). In addition, OES Ventures has a 49% beneficial interest in the PNBV Capital Trust, a business trust organized under the laws of the State of Delaware to facilitate the acquisition of lease obligation bonds relating to Ohio Edison's sale and leaseback of individual interests in Beaver Valley Unit No. 2 and Perry Nuclear Power Plant Unit No. 1 (Perry Unit 1) and the resultant reduction in effective cost to Ohio Edison under those leases. Finally, Ohio Edison has a 49% interest in OES Engineering Incorporated, an Ohio corporation that provides engineering services at cost as a subcontractor on construction projects undertaken by Ohio Edison for third parties. Other than Penn Power, these subsidiaries do not, individually or in the aggregate, have a material effect on the consolidated financial statements of Ohio Edison.

CLEVELAND ELECTRIC
------------------

     Cleveland Electric was organized under the laws of the State of Ohio in 1892 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 1,700 square miles in northeastern Ohio, including the City of Cleveland. It has one subsidiary, Centerior Funding Corporation. During the twelve months ended December 31, 1997, nearly all of Cleveland Electric's operating revenues were derived from the sale of electricity.

TOLEDO EDISON
-------------

     Toledo Edison was organized under the laws of the State of Ohio in 1901 and is a public utility engaged primarily in the generation, transmission, distribution and sale of electric energy to an area of approximately 2,500 square miles in northwestern Ohio, including the City of Toledo. During the twelve months ended December 31, 1997, nearly all of Toledo Edison's operating revenues were derived from the sale of electricity.

CENTERIOR SERVICE COMPANY
-------------------------

     Centerior Service Company was organized under the laws of the State of Ohio in 1986 and is a service company that has entered into service agreements in the State of Ohio concerning management, engineering, legal, finance, nuclear operations, construction, systems dispatch and certain other matters with Cleveland Electric and Toledo Edison at cost.

CENTERIOR PROPERTIES COMPANY
----------------------------

     Centerior Properties Company is an Ohio corporation organized in 1929 that primarily manages non-residential real estate. It has one subsidiary, BSG Properties, Inc., organized under the laws of the State of Ohio in 1996 that pursues real estate development.

CENTERIOR ENTERPRISES COMPANY
-----------------------------

     Centerior Enterprises Company is an Ohio corporation organized in 1971 whose principal business involves the ownership of stock investments in certain non-utility ventures. It has six subsidiaries: (i) Centerior Power Enterprises Incorporated which, together with CPICOR Management LLC (a non-affiliate), is responsible for implementing a DOE clean coal project; (ii) Centerior Energy Services Inc., which provides various energy services; (iii) Fertile-Earth Inc., which composts certain wastes and wood products into salable mulch and soil amendments; (iv) Centerior Telecom Company, which provides telecommunications services; (v) Centerior Communications Holdings Inc., which holds equity investments for certain telecommunications ventures and
(vi) Bay Shore Power Company, which proposes to provide steam to a Toledo Edison generating unit and a nonaffiliated refinery.

MARKET RESPONSIVE ENERGY, INC.
------------------------------

     Market Responsive Energy, Inc. is a Delaware corporation organized in 1995 that is a power marketer in the wholesale power markets.

CENTERIOR FUNDING CORPORATION

      Centerior Funding Corporation is a Delaware corporation organized in 1996 that finances accounts receivable.

THE TOLEDO EDISON CAPITAL CORPORATION

     The Toledo Edison Capital Corporation is a Delaware corporation organized in 1997 which makes equity investments in Delaware business trusts which hold lessor debt instruments issued in connection with Cleveland Electric's and Toledo Edison's sale and leaseback of interests in the Bruce Mansfield Plant.

FIRST ENERGY SECURITIES TRANSFER COMPANY
----------------------------------------
     FirstEnergy Securities Transfer Company is an Ohio corporation organized in 1997 to act as transfer agent and registrar for the securities of FirstEnergy and its direct and indirect subsidiaries.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     FirstEnergy owns no such property.

     OES Capital, Incorporated, OES Fuel, Incorporated, OES Finance, Incorporated, Ohio Edison Financing Trust, Ohio Edison Financing Trust II, OES Nuclear, Incorporated, OES Ventures, Incorporated, FirstEnergy Services Corp., Centerior Service Company, Centerior Properties Company, Centerior Enterprises Corporation, Market Responsive Energy, Inc., Centerior Funding Corporation, The Toledo Edison Capital Corporation and FirstEnergy Securities Transfer Company are not public utilities.

OHIO EDISON and PENN POWER
--------------------------

     Ohio Edison and Penn Power (OES) own or lease all or a portion of 39 electric generating units, consisting of 18 coal fired units, three nuclear units, seven oil fired units, one gas/oil fired unit and 10 diesel generators (located at three sites), which have total net generating capacity of 5,757 megawatts (MW). All of the electric properties owned by OES are located within the State of Ohio and the Commonwealth of Pennsylvania.

     Eleven of the 18 coal fired units are 100% owned by Ohio Edison, and all such units are located in Ohio. Four of the 18 coal fired units are held in a combined OES ownership along with other parties and the remaining three coal fired units are 100% owned by Penn Power.

     The three nuclear units consist of (i) Beaver Valley 1, located in Pennsylvania and representing a 425 MW share from a combined OES ownership of 52.50%, (ii) Beaver Valley 2, also located in Pennsylvania and representing a 343 MW share from an Ohio Edison ownership and leasehold interest of 41.88%, and (iii) Perry Unit 1, located in Ohio and representing a 421 MW share from a combined OES ownership and leasehold interest of 35.24%.

     One of the seven oil fired units is located in Ohio and 100% owned by Ohio Edison. The remaining six oil fired units are also located in Ohio but are held in a combined OES ownership.

     The oil/natural gas unit is located in Ohio and is 100% owned by Ohio Edison.

     Two of the three diesel generator sites are located in Ohio and the remaining diesel generator site is located in Pennsylvania. All three diesel generator sites are held in a combined OES ownership.

     OES has a transmission system of 5,647 circuit line miles covering an area of approximately 9,000 square miles. The transmission system has 629 circuit miles of 345 kilovolt (kV) lines, 2,350 circuit miles of 138 kV lines, 1,894 circuit miles of 69 kV lines, 180 circuit miles of 34.5 kV lines and 594 circuit miles of 23 kV lines. Additionally, OES's electric distribution systems include 26,463 miles of overhead pole line and underground conduit carrying primary, secondary and street lighting circuits. OES owns, individually or together with one or more of the other Central Area Power Coordination Group (CAPCO) companies (Cleveland Electric, Toledo Edison and Duquesne Light Company (Duquesne)) as tenants in common, 448 substations with a total installed transformer capacity of 24,849,513 kV-amperes, of which 70 are transmission substations, including nine located at generating plants.

     Ohio Edison and Penn Power are extensively interconnected, with 12 points of interconnection at voltage levels ranging from 23 kV to 345 kV. Ohio Edison and Cleveland Electric have five 345 kV and four 138 kV interconnections, and Ohio Edison and Toledo Edison have one 345 kV and one 138 kV interconnection. Ohio Edison and Toledo Edison also have one 69 kV interconnection, which is normally operated open.

     Ohio Edison has one 345 kV interconnection with Allegheny Power System, Inc. (Allegheny Power), seven 345 kV interconnections with American Electric Power Company, Inc.
(AEP) and five 345 kV interconnections with Duquesne. Ohio Edison has the following 138 kV interconnections: one with Allegheny Power, eight with AEP and three with Dayton Power and Light Company (Dayton). Ohio Edison also has one 23 kV interconnection with AEP. The 69 kV interconnections with Dayton and AEP, and the 23 kV interconnection with AEP, normally are operated open. One of the 138 kV interconnections with AEP is also normally operated open.
 .
      OES also has the following 69 kV interconnections: one with Dayton, one with AEP, one with Allegheny Power, and one with Duquesne.

     Ohio Edison does not own or have any financial interest in any natural gas pipeline company. However, at Ohio Edison's Edgewater plant, OES Fuel owns a four mile gas pipeline that connects the Edgewater plant to the Columbia Gas Transmission system.

OVEC and IKEC
-------------

     OVEC owns the Kyger Creek Plant at Cheshire, Ohio, which is a coal-fired facility with a capacity of 1,075 MW. IKEC owns the Clifty Creek Plant at Madison, Indiana, which is a coal-fired facility with a capacity of 1,290 MW. These plants are connected by a 780-mile 345 kV transmission network and are interconnected with the major transmission systems of OVEC's sponsor companies, although OVEC's transmission facilities do not interconnect directly with the OES or Toledo Edison systems.

CLEVELAND ELECTRIC
------------------

     Cleveland Electric's generating properties consist of all or a portion of: (i)15 units at four fossil fuel plants including the Avon Lake Plant, located in Avon Lake, Ohio, the Lake Shore Plant, located in Cleveland, Ohio, the Eastlake Plant, located in Eastlake, Ohio, and the Ashtabula Plant, located in Ashtabula, Ohio; (ii) a 452 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and a (iii) 351 MW share of a pumped storage hydroelectric plant (Seneca Plant) located in Warren, Pennsylvania. These six Cleveland Electric-owned plants have a net demonstrated capability of 2,997 MW.

     On September 30, 1987, Cleveland Electric sold essentially all of its 470 MW undivided tenant-in-common interests in Units 1, 2 and 3 of the Bruce Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, Cleveland Electric and Toledo Edison are co-lessees of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant for terms of about 29-1/2 years.

     Cleveland Electric also owns a 371 MW share of Perry Unit 1 located in Perry, Ohio, which was placed in commercial operation on November 18, 1987 and a 201 MW share of Beaver Valley Nuclear Power Station Unit No. 2 (Beaver Valley Unit 2) located in Shippingport, Pennsylvania, which was placed in commercial operation on November 17, 1987 and leases, as co-lessee with Toledo Edison, another 18.26% (150 MW) of Beaver Valley Unit 2 for a term of about 29-1/2 years.

     Cleveland Electric owns the transmission facilities located in the area it serves in northeastern Ohio for transmitting electric energy to all of its customers, except for one 5.5 mile 138 kV transmission line that Cleveland Electric leases from the City of Cleveland. The portions of the transmission lines located in Pennsylvania to the Seneca Plant, Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Cleveland Electric. Cleveland Electric has a transmission interconnection with Pennsylvania Electric Company, which provides for transmission of electric energy from the Seneca Plant.

     Cleveland Electric also has interconnections with Ohio
Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power
Station, and also interconnects with AEP.

     Cleveland Electric's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 11,000 volts and 345,000 volts.

     Cleveland Electric owns the distribution facilities located in the area it serves in northeastern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to customers pursuant to franchises granted by the State of Ohio and, in some instances, by municipalities.

TOLEDO EDISON
-------------

     Toledo Edison's generating properties consist of : (i) one wholly-owned fossil fuel electric generating station, Bay Shore, located in Lucas County, Ohio; (ii) a 428 MW share of Davis-Besse Nuclear Power Station located in Oak Harbor, Ohio; and (iii) five internal combustion turbine generator units with an aggregate capability of 77 MW located in northwestern Ohio. These Toledo Edison-owned plants have a net demonstrated capability of 1,136 MW.

     On September 30, 1987, Toledo Edison sold essentially all of its 294 MW undivided tenant-in-common interests in Units 2 and 3 of the Bruce Mansfield Plant located in Shippingport, Pennsylvania. As a result of separate sale and leaseback transactions completed on that date, Toledo Edison and Cleveland Electric are co-lessees of 6.5% (51 MW), 45.9% (358 MW) and 44.38% (355 MW) of Units 1, 2 and 3, respectively, of the coal-fired Bruce Mansfield Plant for terms of about 29-1/2 years.

     Toledo Edison also owns a 238 MW share of Perry Unit 1. On September 30, 1987, Toledo Edison sold about 18.26% (150 MW) of its undivided tenant-in-common interests in Beaver Valley Unit 2 located in Shippingport, Pennsylvania (Toledo Edison had owned 19.91% (163 MW) and has retained about a 1.65% interest in that
Unit). On the same day, the purchasers leased those interests to Toledo Edison (with Cleveland Electric as co-lessee) for a term of about 29-1/2 years. Toledo Edison is selling 150 MW of its Beaver Valley Unit 2 leased capacity entitlement of Cleveland Electric. This sale commenced in November 1988 and it is anticipated that it will continue at least until 1998.

     Toledo Edison's transmission facilities consist of transmission lines and transmission substations operating at various voltages between 23,000 volts and 345,000 volts. Toledo Edison owns the transmission facilities located in the area it serves in northwestern Ohio for transmitting electric energy to all of its customers. The portions of the transmission lines located in Pennsylvania to the Bruce Mansfield Plant and the Beaver Valley Power Station are not owned by Toledo Edison. Toledo Edison has interconnections with Ohio Edison which provide for the transmission of electric energy from the Bruce Mansfield Plant and the Beaver Valley Nuclear Power Station. Toledo Edison also has transmission interconnections with Consumers Power Company, The Detroit Edison Company and AEP.

     Toledo Edison owns the distribution facilities located in the area it serves in northwestern Ohio for distributing electric energy to all of its customers. These distribution facilities consist primarily of distribution lines and distribution substations and related service facilities and are used to serve electric energy to its customers.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

        (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

             Ohio Edison         28,670,762,000 kwh
             Penn Power           4,817,119,000 kwh
             Cleveland Electric  22,278,546,000 kwh
             Toledo Edison       11,850,191,000 kwh

        (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

             Ohio Edison         None
             Penn Power          None
             Cleveland Electric  None
             Toledo Edison       None

        (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

             Ohio Edison         5,255,575,000 kwh
             Penn Power            783,914,000 kwh
             Cleveland Electric  1,831,716,000 kwh
             Toledo Edison         349,131,000 kwh

        (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

             Ohio Edison         1,412,729,000 kwh
             Penn Power            684,381,000 kwh
             Cleveland Electric    181,262,000 kwh
             Toledo Edison          57,045,000 kwh

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

          Not applicable.

     (b)  Name of each system company that holds an interest in
such EWG or foreign   utility company and description of the
interest held.

          Not applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

             Not applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Not applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).
         Not applicable.

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of February 1998.


                        FirstEnergy Corp.


                        By:  /s/ Harvey L. Wagner
                            ----------------------
                        Title:     Controller







CORPORATE SEAL







Attest: /s/ Nancy C. Ashcom
        --------------------
Title:  Corporate Secretary




Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


Harvey L. Wagner    Controller
------------------------------
    (Name)           (Title)

76 South Main Street, Akron, OH 44308
-------------------------------------
              (Address)

EXHIBIT A
                         FIRSTENERGY CORP.
             UNAUDITED CONSOLIDATED FINANCIAL INFORMATION


          The consolidated financial statements include FirstEnergy Corp. (Company) and its principal electric utility operating subsidiaries, Ohio Edison Company (OE) which includes its wholly owned subsidiary Pennsylvania Power Company, The Cleveland Electric Illuminating Company (CEI), and The Toledo Edison Company (TE). The Company and its utility subsidiaries are referred to throughout as "Companies." The Company's 1997 results of operations include the results of CEI and TE for the period November 8, 1997 through December 31, 1997. All significant intercompany transactions have been eliminated. The Companies follow the accounting policies and practices prescribed by the Public Utilities Commission of Ohio (PUCO), the Pennsylvania Public Utility Commission (PPUC) and the Federal Energy Regulatory Commission (FERC). The preparation of financial statements in conformity with generally accepted accounting principles requires management to make periodic estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.



                                    FirstEnergy Consolidated Balance Sheet - December 31, 1997
                                                        Centerior Centerior   Centerior            FE
                           OE        CEI         TE      Service  Properties Enterprises         Holding  Intercompany      FE
                        Consolid.  Consolid.  Consolid.  Company  Companies   Consolid.   MREI   Company  Eliminations   Consolid.
                        ---------  ---------  --------- --------- ----------- ----------  ----   -------  ------------ -----------
	ASSETS                                                      (Dollars in Thousands)
UTILITY PLANT:
  In service           $8,666,272 $4,578,649 $1,763,495 $      0 $      0    $   32   $     0  $        0 $         0  $15,008,448
  Less--Accumulated
    provision for
    depreciation        3,546,594  1,470,084    619,222        -        -         -         -           -           -    5,635,900
                       -----------------------------------------------------------------------------------------------------------
                        5,119,678  3,108,565  1,144,273        -        -        32         -           -           -    9,372,548
                       -----------------------------------------------------------------------------------------------------------
Construction work in-
  progress--
    Electric plant         99,158     41,261     19,901        -        -     5,517         -           -           -      165,837
    Nuclear fuel           21,360      6,833      6,632        -        -         -         -           -           -       34,825
                       -----------------------------------------------------------------------------------------------------------
                          120,518     48,094     26,533        -        -     5,517         -           -           -      200,662
                       -----------------------------------------------------------------------------------------------------------
                        5,240,196  3,156,659  1,170,806        -        -     5,549         -           -           -    9,573,210
                       -----------------------------------------------------------------------------------------------------------

OTHER PROPERTY AND
 INVESTMENTS:
  Capital trust invest-
   ments                  482,220    575,084    312,873        -        -         -         -           -           -    1,370,177
  Letter of credit
   collateralization      277,763          -          -        -        -         -         -           -           -      277,763
  Other                   529,408    126,816     89,120   12,913   23,950    25,530         -   4,183,821  (4,332,396)     659,162
                        ----------------------------------------------------------------------------------------------------------
                        1,289,391    701,900    401,993   12,913   23,950    25,530         -   4,183,821  (4,332,396)   2,307,102
                        ----------------------------------------------------------------------------------------------------------

CURRENT ASSETS:
  Cash and cash
   equivalents              4,680     33,775     22,170   17,183    6,555    10,485     3,389           -           -       98,237
  Accounts Receivable
    Customers             235,332     29,759     19,071        -        -         -         -           -           -      284,162
    Other                  87,566     98,077      2,593    2,031    1,136       731    26,972           -           -      219,106
    Associated companies   25,348      8,695     15,199   57,480      223        13         -       1,104    (108,062)           -
  Notes receivable from
     associated companies       -          -     40,802   16,000        -         -         -           -     (56,802)           -
  Materials and supplies,
   at average cost--
    Owned                  75,580     47,489     31,892        -        -         -         -           -           -      154,961
    Under consignment      47,890     25,411      9,538        -        -         -         -           -           -       82,839
  Prepayments and other    78,348     57,763     26,437    1,138        -         -         -           -           -      163,686
                       -----------------------------------------------------------------------------------------------------------
                          554,744    300,969    167,702   93,832    7,914     11,229    30,361      1,104    (164,864)   1,002,991
                      ------------------------------------------------------------------------------------------------------------

DEFERRED CHARGES:
  Regulatory assets     1,601,709    579,711    442,724        -        -          -         -          -           -    2,624,144
  Goodwill                 40,850  1,552,483    514,462        -        -          -         -          -           -    2,107,795
  Unamortized sale and
   leaseback costs         95,096          -          -        -        -          -         -          -           -       95,096
  Property taxes          100,043    125,204     45,338        -        -          -         -          -           -      270,585
  Other                    55,426     23,358     15,127    3,180    3,220        (20)    1,471          -      (1,890)      99,872
                       -----------------------------------------------------------------------------------------------------------
                        1,893,124  2,280,756  1,017,651    3,180    3,220        (20)    1,471          -      (1,890)   5,197,492
                       -----------------------------------------------------------------------------------------------------------

      Total Assets     $8,977,455 $6,440,284 $2,758,152 $109,925  $35,084    $42,288   $31,832 $4,184,925 $(4,499,150) $18,080,795




                                 FirstEnergy Consolidated Balance Sheet - December 31, 1997
                                                        Centerior Centerior   Centerior            FE
                          OE        CEI         TE      Service  Properties Enterprises         Holding  Intercompany      FE
                       Consolid.  Consolid.  Consolid.  Company  Companies   Consolid.   MREI   Company  Eliminations   Consolid.
                       ---------  ---------  --------- --------- ----------- ----------  ----   -------  ------------   ---------
                                                            (Dollars in Thousands)

CAPITALIZATION
 AND LIABILITIES

CAPITALIZATION
 Common stockholders'
  equity             $2,724,319 $  950,904  $  531,650  $53,240  $29,173   $40,496  $ 2,614  $4,159,598 $(4,332,396) $ 4,159,598
 Preferred stock --
  Not subject to
   mandatory
   redemption           160,965    238,325     210,000        -        -         -        -           -    (609,290)           -
  Subject to mandatory
   redemption            15,000    183,174       1,690        -        -         -        -           -    (199,864)           -
 Preferred stock of
 consolidated
  subsidiaries--
   Not subject to
    mandatory
    redemption           50,905          -           -        -        -         -        -           -     609,290      660,195
   Subject to mandatory
    redemption           15,000          -           -        -        -         -        -           -     199,864      214,864
 Ohio Edison obligated
  mandatorily   redeem-
  able preferred securi-
  ties of subsidiary
  trust holding solely
  Ohio Edison subordin-
  ated debentures       120,000          -           -        -        -         -        -           -           -      120,000
 Long-term debt       2,569,802  3,189,590   1,210,190        -        -       253        -           -           -    6,969,835
                     ------------------------------------------------------------------------------------------------------------
                      5,655,991  4,561,993   1,953,530   53,240   29,173    40,749    2,614   4,159,598  (4,332,396)  12,124,492
                     ------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
 Currently payable
  long-term debt and
  preferred stock       278,492    121,965      69,979        -        -         -        -           -           -      470,436
 Short-term borrowings  302,229          -           -        -        -         -        -           -           -      302,229
 Accounts payable
  Other                 114,085     90,737      60,756   19,666        1       149   27,296           -           -      312,690
  Associated companies    1,751     56,109      21,173    2,107    2,125       701      659      25,327    (109,952)           -
 Notes payable to
 associated companies         -     56,802           -        -        -         -        -           -     (56,802)           -
 Accrued taxes          157,095    194,394      34,441   (5,575)   1,639       689     (746)          -           -      381,937
 Accrued interest        53,165     67,896      26,633        -        -         -        -           -           -      147,694
 Other                  115,256     52,297      22,603    3,694        -         -        -           -           -      193,850
                     -----------------------------------------------------------------------------------------------------------
                      1,022,073    640,200     235,585   19,892    3,765     1,539   27,209      25,327    (166,754)   1,808,836
                     ------------------------------------------------------------------------------------------------------------

DEFERRED CREDITS:
 Accumulated deferred
  income taxes        1,698,354    496,437     104,543    3,332    1,639         -        -           -           -    2,304,305
 Accumulated deferred
  investment tax
  credits               184,804     96,131      43,265        -        -         -        -           -           -      324,200
 Pensions and other
  postretirement
  benefits              158,038    198,642     113,254   22,491        -         -        -           -           -      492,425
 Other                  258,195    446,881     307,975   10,970      507         -    2,009           -           -    1,026,537
                     -----------------------------------------------------------------------------------------------------------
                      2,299,391  1,238,091     569,037   36,793    2,146         -    2,009           -           -    4,147,467
                     -----------------------------------------------------------------------------------------------------------

 Total Capitalization
  and Liabilities    $8,977,455 $6,440,284  $2,758,152 $109,925  $35,084   $42,288  $31,832  $4,184,925 $(4,499,150) $18,080,795
                     ===========================================================================================================




                                         FirstEnergy Consolidated Income Statement - 1997
                                                  (Dollars in Thousands)
                                                       Centerior Centerior   Centerior           FE
                          OE        CEI         TE      Service  Enterprises Properties       Holding   Intercompany      FE
                       Consolid.  Consolid.  Consolid.  Company  Consolid.   Companies  MREI  Company   Eliminations   Consolid.
                       ---------  ---------  --------- --------- ----------- ---------- ----  -------   ------------   ---------

Operating Revenues    $2,473,582  $253,963   $122,669   $48,096     $ 0        $  0     $  0  $       0   $ (76,875) $2,821,435
                      ----------  --------   --------   -------     ---        ----     ----  ---------   ---------  ----------

Operation & Mainte-
nance Expenses
  Fuel and Purchased
   Power                 437,223    51,381     21,261         0       0           0        0          0     (23,598)    486,267
  Nuclear Operating
   Costs                 267,681    15,465     28,977         0       0           0        0          0           0     312,123
  Other O&M Expenses     446,779    61,036     22,668    48,571       0           0        0          0     (52,982)    526,072
                     -----------  --------   --------   -------     ---        ----     ----  ---------    --------  ----------
  Total Operation and
    Maintenance        1,151,683   127,882     72,906    48,571       0           0        0          0     (76,580)  1,324,462
  Depreciation           392,525    22,352      8,882         0       0           0        0          0           0     423,759
  General Taxes          234,964    33,912     13,126       559       0           0        0          0        (398)    282,163
  Regulatory Asset
    Amortization          37,416     3,867      2,338         0       0           0        0          0           0      43,621
  Goodwill Amortization        0     5,759      1,913         0       0           0        0          0           0       7,672
  Income Taxes           168,427    10,689      4,449       292       0           0        0          0         (59)    183,798
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------
  Total Operating
   Expenses            1,985,015   204,461    103,614    49,422       0           0        0          0     (77,037)  2,265,475
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------
  Operating Income       488,567    49,502     19,055    (1,326)      0           0        0          0         162     555,960
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------

  AFUDC (Equity)               0       140         61         0       0           0        0          0           0         201
  Subsidiary Earnings          0         0          0         0       0           0        0    305,774    (305,774)          0
  Miscellaneous - Net     72,225     7,772      3,424       175      38         204     (887)       397      (1,019)     82,329
  Income Taxes           (19,378)   (3,340)    (1,332)      (65)      0         (72)       0          0           0     (24,187)
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------   ---------
  Total Other Income      52,847     4,572      2,153       110      38         132     (887)   306,171    (306,793)     58,343
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------   ---------
  Total Income           541,414    54,074     21,208    (1,216)     38         132     (887)   306,171    (306,631)    614,303
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------   ---------
  AFUDC (Borrowed) and
   Capitalized Interest   (2,700)     (631)      (138)        0       0           0        0          0           0      (3,469)
  Interest on Long-term
    Debt                 204,285    35,300     13,689         1       0           0        0        397        (857)    252,815
  Other Interest Expense  31,209       115         41         0       0           0        0          0           0      31,365
  Subsidiaries Preferred
    Dividends             15,426         0          0         0       0           0        0          0      12,392      27,818
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------
  Net Interest and
   Other Charges         248,220    34,784     13,592         1       0           0        0        397      11,535     308,529
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------
Net Income               293,194    19,290      7,616    (1,217)     38         132     (887)   305,774    (318,166)    305,774
  Preferred Stock
   Dividends              12,392         0          0         0       0           0        0          0     (12,392)          0
                      ----------  --------   --------   -------     ---        ----     ----   --------   ---------  ----------
  Earnings on Common
   Stock              $  280,802  $ 19,290   $  7,616   $(1,217)    $38        $132    $(887)  $305,774   $(305,774) $  305,774
                      ==========  ========   ========   =======     ===        ====    =====   ========   =========  ==========



                                    FirstEnergy Corp. - Consolidated Statement of Retained Earnings
                                              For the Year Ended December 31, 1997
                                                         (In Thousands)

                                                        Centerior Centerior   Centerior            FE
                           OE        CEI         TE      Service  Properties Enterprises         Holding  Intercompany    FE
                        Consolid.  Consolid.  Consolid.  Company  Companies  Consolid.   MREI   Company  Eliminations  Consolid.
                        ---------  ---------  --------- --------- ----------- ---------- ----   -------  ------------  ---------


Balance at beginning
 of year                $557,642  $     0     $    0    $    0       $   0       $ 0    $   0   $      0   $      0     $557,642
Net Income               293,194   19,290      7,616    (1,217)        132        38     (887)   305,774   (318,166)     305,774
                        ---------------------------------------------------------------------------------------------------------
                         850,836   19,290      7,616    (1,217)        132        38     (887)   305,774   (318,166)     863,416
                        ---------------------------------------------------------------------------------------------------------

Cash dividends on
 common stock            216,770        -          -         -           -         -        -          -          -      216,770
Cash dividends on
 preferred stock          12,392        -          -         -           -         -        -          -    (12,392)           -
                        ---------------------------------------------------------------------------------------------------------
                         229,162        -          -         -           -         -        -          -    (12,392)     216,770
                        ---------------------------------------------------------------------------------------------------------

Balance at end of
 year                   $621,674  $19,290     $7,616    (1,217)       $132       $38    $(887)  $305,774  $(305,774)    $646,646
                        =========================================================================================================



EXHIBIT B
                       FIRSTENERGY CORP.
             TWELVE MONTHS ENDED DECEMBER 31, 1997
                         (IN MILLIONS)
                    FINANCIAL DATA SCHEDULE


ITEM NO.                CAPTION HEADING
-------                 ---------------

   1               TOTAL ASSETS               $ 18,081

   2               TOTAL OPERATING REVENUES   $  2,821

   3               NET INCOME                 $    306